Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER

Montréal
Toronto
Ottawa
Calgary
New York

April 3 , 2006

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079


06012232

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since March 1, 2006. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,


François Paradis



/sc
Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Valérie Pelletier *(with encls.)*

File No. 82-3764

OSLER

SCHEDULE A
April 3, 2006

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Confirmation of Mailing of Quarterly Report to Shareholders dated March 10, 2006 - First Quarter ended January 31, 2006	March 10, 2006	2.1
2.	Final Report on Voting Results – Annual Meeting of Shareholders held March 8, 2006	March 8, 2006	1.8
3.	News Release dated March 2, 2006 Announcing Results for the First Quarter ended January 31, 2006	March 2, 2006	2.1
4.	Certification of Interim Filings – "CFO" dated February 28, 2006 – First Quarter ended January 31, 2006	March 2, 2006	2.2
5.	Certification of Interim Filings – "CEO" dated February 28, 2006 – First Quarter ended January 31, 2006	March 2, 2006	2.2
6.	Interim Financial Statements for the First Quarter ended January 31, 2006	March 2, 2006	2.1
7.	Management's Discussion and Analysis of Financial Condition and Operating Results dated March 2, 2006 – First Quarter ended January 31, 2006	March 2, 2006	2.1

File No. 82-3764


NATIONAL BANK
TRUST

March 10, 2006

SUBJECT : NATIONAL BANK OF CANADA

To Whom it may concern,

As defined in the National Instrument 54-102, we hereby confirm that on **March 2, 2006** we have sent a copy of the "Quarterly Report to shareholders - **First** Quarter ended **January 31, 2006**", to all registered holders of the Supplementary Mailing List of the above-noted Company.

We trust the above is to your entire satisfaction.

Yours truly,

SHARE OWNERSHIP MANAGEMENT

Per : (signed) Danielle Sabourin
Technical Advisor
Tel. : 1 (800) 341-1419

1100 University Street
Montréal (Québec)
H3B 2G7

File No. 82-3764



ANNUAL MEETING OF SHAREHOLDERS MARCH 8, 2006

FINAL REPORT ON THE VOTING

FOR MORE INFORMATION ON THE PROPOSALS SUBMITTED TO THE SHAREHOLDERS, PLEASE REFER TO THE MANAGEMENT PROXY CIRCULAR DATED DECEMBER 29, 2005.

52.6 % of the votes related to common shares issued and outstanding as at January 18, 2006 (date on which the registers were closed) were cast at the Meeting.

PROPOSALS PRESENTED BY BANK MANAGEMENT

1. **Election of Directors**

   All the nominees for election as directors received at least 97.3 % of votes **in favour** of their election.

2. **Appointment of Auditor**

   For: **99.3 %**
   Abstentions: 0.7 %

PROPOSALS PRESENTED BY THE MOUVEMENT D'ÉDUCATION ET DE DÉFENSE DES ACTIONNAIRES (MÉDAC), A SHAREHOLDER OF THE BANK

3. **Shareholder Proposal No. 1**

   For: 5.2 %
   Against : **94.8 %**

4. **Shareholder Proposal No. 2**

   For: 6.9 %
   Against **93.1 %**

PROPOSALS PRESENTED BY MR. LOWELL WEIR, A SHAREHOLDER OF THE BANK

5. Shareholder Proposal No. 3

For:	9.4 %
Against:	**90.6 %**

6. Shareholder Proposal No. 4

For:	4.2 %
Against:	**95.8 %**

For immediate release

National Bank announces net income of $217 million for the first quarter of 2006

- **Earnings per share of $1.28**
- **Return on common shareholders' equity of 19.9%**
- **Higher revenues and net income at all three of the Bank's business segments**

(millions of dollars)	For the quarter ended January 31 2006	2005	%
Net income			
Personal and Commercial	114	112	+2
Wealth Management	38	26	+46
Financial Markets	82	76	+8
Other	(17)	-	-
Subtotal	217	214	+1
Gain on disposal of investments in South America	-	25	
Total	217	239	-9
Earnings per share	$1.28	$1.39	-8
Less: gain on disposal of investments in South America	-	(0.15)	
Earnings per share excluding gain on disposal of investments	$1.28	$1.24	+3
Return on common shareholders' equity	19.9%	23.6%	

MONTREAL, March 2, 2006 – National Bank reported net income of $217 million for the first quarter of fiscal 2006, compared to $239 million for the corresponding period of 2005. Earnings per share for the quarter totalled $1.28, as against $1.39 for the same quarter a year earlier. Had it not been for the gain on the disposal of investments in South America in the first quarter of 2005, earnings per share for the first quarter of 2006 would have been 3% higher than the year-earlier period. Return on common shareholders' equity was 19.9% for the first quarter of 2006 versus 23.6% for the corresponding quarter of 2005 or 21.1%, excluding the gain on the disposal of South American investments.

Wealth Management and Financial Markets made significant contributions throughout the quarter. "Wealth Management recorded solid net income growth on the strength of our trust operations and mutual funds. In addition, the improvement in the efficiency ratio enabled Financial Markets to post strong profitability growth in a context of stable revenues," stated Réal Raymond, President and Chief Executive Officer.

Results by Segment

Net income for the Personal and Commercial segment totaled $114 million for the first quarter of 2006, up 2% from $112 million in the corresponding quarter of 2005. The segment recorded sustained growth in total revenues, which was attributable to insurance and foreign exchange activities and an increase in net interest income primarily owing to higher loan volumes. Operating expenses rose chiefly because of the higher cost of salaries and staff benefits, as well as IT development expenses. The segment's contribution before the provision for credit losses and income taxes was $203 million for the quarter, up 3.6% from the same quarter a year earlier. This growth was not, however, fully reflected in net income because of the increase in the provision for credit losses.

Wealth Management net income climbed to $38 million, up 46% from the $26 million recorded for the corresponding period of 2005. Total revenues advanced 11%, owing to increased activity in each of the segment's business units. Operating expenses rose only slightly, making it possible to lower the efficiency ratio from 78.6% in the first quarter of 2005 to 72.4% this quarter.

Financial Markets posted net income of $82 million for the first quarter of 2006 compared to $76 million for the corresponding quarter of 2005. This 8% increase was due primarily to lower operating expenses, as the segment's total revenues for the first quarter of 2006 were virtually unchanged from the year-earlier period.

"Once again, our segment diversification strategy has proven its capacity to generate results," added Mr. Raymond. "The contribution of the Personal and Commercial segment, still very strong, accounts for half of the Bank's net income, while Wealth Management and Financial Markets together make up the remainder. This well-balanced strategy will stand us in good stead for the long term."

Credit Risk

For the first quarter of 2006, the Bank recorded a $17 million specific provision for credit losses, the same amount taken for the year-earlier period. As at January 31, 2006, gross impaired loans stood at $259 million versus $260 million at the end of fiscal 2005. The ratio of gross impaired loans to total adjusted capital and allowances was excellent at 6.7%. Allowances for credit losses at the end of the first quarter of 2006 exceeded gross impaired loans by $195 million compared to $191 million as at October 31, 2005.

Regulatory Capital

As at January 31, 2006, Tier 1 and total capital ratios stood at 9.5% and 12.7%, respectively, compared to 9.6% and 12.8% as at October 31, 2005, taking into account the $500 million debenture issued on November 2, 2005. During the quarter, the Bank repurchased 1.8 million common shares, at a total cost of $107 million, as part of two normal course issuer bids. The issuer bid that expired on January 12, 2006 was replaced with a new repurchase program on January 23, under which the Bank seeks to repurchase 8.3 million common shares. The target repurchase under the previous program was 8.4 million common shares.

Financial objectives

	Objectives	**Results 1st quarter 2006**
Growth in earnings per share excluding the gain on disposal of investments in 2005	5% - 10%	3%
Return on common shareholders' equity	16% - 18%	19.9%
Tier 1 capital ratio	More than 8.5%	9.5%
Dividend payout ratio	35% - 45%	37%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

March 2, 2006 — *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the first quarter of 2006. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

Analysis of Results

Consolidated Results

National Bank recorded net income of $217 million in the first quarter of fiscal 2006, compared to $239 million for the corresponding period of 2005. Excluding the gain on the disposal of investments in South America in the first quarter of 2005, net income would have been 1% higher over the same reference period.

Earnings per share reached $1.28 in the first quarter of 2006, as against $1.39 for the year-earlier period. Had it not been for the gain on the disposal of investments, earnings per share would have been 3% higher than in the corresponding quarter of 2005.

Total Revenues
At $979 million, the Bank's total revenues remained relatively stable from the $983 million reported a year earlier. Excluding the $37 million pre-tax gain on the disposal of investments in South America, revenue growth amounted to 4% for the period.

Personal and Commercial net interest income advanced $14 million, or 4.3%, to $337 million for the quarter, owing to higher volumes of consumer and business loans. The spread, which had been narrowing in recent quarters, was stable in the first quarter of 2006 compared to the fourth quarter of 2005.

Taking net interest income and other income into account, trading revenues rose $11 million to $93 million in the first quarter of 2006, primarily due to equity securities. Gains on investment account securities totalling $42 million were down by $35 million because of the gain on the disposal of investments in South America posted in the first quarter of 2005.

Other income from mutual funds and trust services, including Private Investment Management, increased $16 million from the first quarter of 2005 to reach $81 million in the first quarter of 2006. The increase in other income also stemmed from lending fees and foreign exchange revenues, which rose $4 million and $5 million respectively. Securitization revenues, however, amounted to $40 million for the quarter, compared to $48 million in the first quarter of 2005. Financial market fees totalled $159 million in the first quarter of 2006, as against $169 million in the first quarter of 2005, due to a decline in corporate financing.

Operating Expenses
Operating expenses for the first quarter of 2006 were $644 million, up $31 million from the $613 million recorded for the corresponding quarter of 2005. Salaries and staff benefits rose $12 million to $379 million in the first quarter of 2006, representing 59% of operating expenses. The increase was attributable to higher salaries and the cost of staff benefits, owing chiefly to the rise in pension plan costs. Technology expenses were up $9 million to $93 million in the first quarter of 2006. This increase, together with the $5 million increase related to professional fees, stemmed from programs currently being developed to support the business strategy. Lastly, other expenses were $4 million higher in the first quarter of 2006 than in the corresponding period of 2005, mainly due to advertising expenses.

Income Taxes
Income taxes for the first quarter of 2006 totalled $93 million, representing an effective tax rate of 29.2%, compared to $107 million and an effective tax rate of 30.3% for the year-earlier period.

Results by Segment

Personal and Commercial
Net income for the Personal and Commercial segment totaled $114 million for the first quarter of 2006, up 2% from $112 million in the corresponding quarter of 2005. Total revenues grew 5.4% to reach $529 million. Total revenues for Personal Banking were $18 million or 5.4% higher due to the $3.2 billion increase in average asset volumes, mainly attributable to consumer loans, but also to residential mortgages and credit card advances. The increase in revenues stemming from the rise in loan volumes was partly offset by the narrower spread on these lending activities. By contrast, the spread on transaction deposits widened due to a rise in interest rates. Insurance revenues rose by 12% at an annualized rate. The $9 million or 5.3% total revenue growth for Commercial Banking was attributable to higher net interest income from the increase in loans and bankers' acceptances as well as foreign exchange revenues, while the spread held steady. Operating expenses for the Personal and Commercial segment were $326 million for the first quarter of 2006 versus $306 million for the year earlier period, for an increase of 6.5%. Consequently, the efficiency ratio edged up to 61.6% for the first quarter of 2006 from 61.0% for the same period in 2005. The segment's provision for credit losses rose $4 million to $31 million, with provisions for credit cards accounting for over half of the increase.

Wealth Management

Net income for the Wealth Management segment climbed to $38 million for the first quarter of 2006, an increase of 46% versus the $26 million posted in the corresponding quarter of 2005. Total Wealth Management revenues for the quarter were $214 million, up 12% from the first quarter of 2005. Each of the segment's business units contributed to the increase in revenues. Operating expenses were up $4 million or 3% to $155 million for the quarter largely due to IT costs and professional fees.

Financial Markets

The Financial Markets segment posted net income of $82 million for the first quarter of 2006 compared to $76 million for the year-earlier period. Total revenues for the quarter were $277 million, an increase of $5 million over the same quarter in 2005. Changes in the revenue mix accounted for the substantially higher trading revenues and gains on securities in the first quarter of 2006. Financial market fees and revenues from banking services for corporate clients declined however. Operating expenses to the quarter were $151 million, down 2% from $154 million in the first quarter of 2005. The provision for credit losses stood at $1 million as against $2 million in the corresponding quarter of 2005.

Financial Market Revenues *(taxable equivalent basis (1))* *(millions of dollars)*	**Q1 2006**	**Q1 2005**
Trading revenues		
Equity	70	58
Interest rate	13	17
Commodity and foreign exchange	7	3
	90	**78**
Financial market fees	65	75
Gains on securities	42	35
Banking services	33	43
Other	47	41
Total	**277**	**272**

(1) Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures by other companies. Please refer to Note 10 to the unaudited interim consolidated financial statements for the impact of the taxable equivalent adjustment to segment results.

Other

The "Other" heading of segment results recorded a net loss of $17 million for the first quarter of 2006 compared to net income of $25 million for the year-earlier period. The variance was chiefly attributable to the $37 million gain ($25 million net of income taxes) on the disposal of investments in South America in the first quarter of 2005. In addition, gains from securitization activities were down by $14 million, and operating expenses not allocated to the business segments were up.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the first quarter of 2006, cash and cash equivalents increased $2.2 billion compared to an increase of $1.3 billion for the first quarter of 2005. As at January 31, 2006, cash and cash equivalents totalled $8.5 billion versus $6.6 billion the previous year.

Operating activities provided cash of $4.0 billion because of the $3.4 billion decrease in trading account securities. For the corresponding quarter of 2005, operating activities required cash flows of $0.9 billion.

Financing activities required cash of $2.8 billion due to the decrease in securities sold short and securities sold under repurchase agreements partly offset by an increase of deposits of $2.9 billion. For the year-earlier quarter, cash inflows of $4.1 billion were mainly attributable to deposit activities and securities sold short.

Finally, investing activities in the first quarter of 2006 provided cash of $1.0 billion. Investing activities in the corresponding quarter of 2005 required $1.9 billion.

Risk Management

Credit Risk

In the first quarter of 2006, the Bank recorded specific provisions for credit losses of $17 million, the same amount taken in the corresponding quarter of 2005. Gross impaired loans stood at $259 million as at January 31, 2006, compared to $260 million at the end of fiscal 2005. The ratio of gross impaired loans to total adjusted capital and allowances was excellent at 6.7%. As at January 31, 2006, allowances for credit losses exceeded gross impaired loans by $195 million versus $191 million as at October 31, 2005, a $4 million improvement. The decrease was largely attributable to our Real Estate sector. However, the increase in impaired commercial loans partly offset this positive effect.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 61 of the 2005 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended January 31, 2006				For the quarter ended October 31, 2005			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(5.2)	(7.2)	(3.7)	(1.8)	(3.5)	(7.5)	(4.8)	(2.7)
Foreign exchange	(1.9)	(2.8)	(1.8)	(0.6)	(0.9)	(2.0)	(0.9)	(0.2)
Equity	(6.1)	(6.2)	(4.7)	(3.0)	(5.1)	(5.1)	(4.3)	(2.8)
Commodity	(1.6)	(2.3)	(1.2)	(0.5)	(0.6)	(0.9)	(0.6)	(0.5)
Correlation effect[2]	5.7	8.3	5.6	1.8	5.0	7.6	4.8	2.1
Global VaR	**(9.1)**	**10.2)**	**(5.8)**	**(4.1)**	**(5.1)**	**(7.9)**	**(5.8)**	**(4.1)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at January 31, 2006, the Bank had assets of $105.3 billion compared with $107.6 billion at the end of fiscal 2005. Loans and acceptances were up $875 million or 2%. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements decreased $2.8 billion. The table opposite presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**January 2006**	October 2005	January 2005
Loans and acceptances*			
Residential mortgages	20,917	20,728	19,846
Consumer loans	8,537	8,283	6,748
Credit card receivables	1,734	1,707	1,652
SME loans	14,568	14,182	13,405
Corporate loans	3,346	3,216	2,707
	49,102	**48,116**	**44,358**
Deposits			
Personal (balance)	27,103	26,385	24,610
Off-balance sheet personal savings (balance)	66,993	63,262	59,527
Business	10,978	11,103	10,485

*including securitized assets

Residential mortgage loans rose steadily during the first quarter of 2006, with the average monthly volume reaching $20.9 billion as against $19.8 billion in the first quarter of 2005. Consumer loans climbed 27% to $8.5 billion, driven by volumes from partnerships and secured lines of credit. The rise in credit card receivables, which were up 5.0% over the previous year to total $1.7 billion as at January 31, 2006, was attributable to increased consumer spending. Business loans continued to grow in the first quarter, with SME loans up 8.7% year over year, representing an average volume of $14.6 billion in the first quarter of fiscal 2006. Average volumes of corporate loans, for their part, rose 23.6% to $3.3 billion.

Personal deposits stood at $27.1 billion as at January 31, 2006, up $2.5 billion or 10.1% from the corresponding quarter of 2005, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at January 31, 2006 totalled $67.0 billion, an increase of $7.5 billion or 13% in a year. The rise was primarily attributable to savings administered by brokerage subsidiaries, with the remainder divided between Private Investment Management and mutual funds.

Accounting Policies and Estimates

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader is referred to Note 1 and Note 2a to the 2005 annual consolidated financial statements for more information on the significant accounting policies used to prepare financial statements.

There have not been any changes to the Bank's significant accounting policies affecting this quarter.

Details of significant future changes in accounting standards are presented in Note 2 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the interim consolidated financial statements and notes remain essentially unchanged from those described in the 2005 Annual Report.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.5% and 12.7%, respectively, as at January 31, 2006 versus 9.6% and 12.8% as at October 31, 2005, including the $500 million debenture issued on November 2, 2005. During the quarter, the Bank repurchased 1,771,600 common shares under its normal course issuer bid which ended on January 12, 2006, for a total of $106.1 million.

On January 23, 2006, the Bank launched a normal course issuer bid to repurchase for cancellation a maximum of 8,278,000 common shares during the 12-month period ending January 22, 2007. As at January 31, 2006, a total of 20,500 shares had been repurchased for $1.3 million.

In addition, risk-weighted assets rose $3.3 billion or 7.6% chiefly because of higher loan volumes.

Dividends

At its meeting on March 2, 2006, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 48 cents per common share, payable on May 1, 2006 to shareholders of record on March 30, 2006.

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2006	2005				2004			2005	2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Total	Total
Total revenues	**$ 979**	$ 931	$ 889	$ 900	$ 983	$ 892	$ 858	$ 884	$ 3,703	$ 3,545
Net income	**$ 217**	$ 207	$ 207	$ 202	$ 239	$ 192	$ 167	$ 180	$ 855	$ 725
Earnings per share										
Basic	**1.28**	1.22	1.20	1.17	1.39	1.11	0.95	1.01	4.98	4.10
Diluted	**1.26**	1.20	1.18	1.15	1.37	1.09	0.94	1.00	4.90	4.05
Dividends per common share	**0.48**	0.44	0.44	0.42	0.42	0.38	0.38	0.33	1.72	1.42
Return on common shareholders' equity	**19.9 %**	19.4 %	19.6 %	19.9 %	23.6 %	19.7 %	17.2 %	19.0 %	20.7 %	18.8 %
Total assets	**$ 105,276**	$ 107,598	$ 110,593	$ 99,917	$ 91,703	$ 88,497	$ 85,481	$ 86,466		
Impaired loans,net	**113**	117	114	119	134	160	199	220		
Per common share										
Book value	**25.72**	25,39	24.70	24.19	23.97	22.87	22.30	21.94		
Stock trading range										
High	**63.90**	61.47	58.21	55.24	49.75	48.78	45.50	47.93		
Low	**58.35**	55.87	51.60	48.72	46.39	42.31	42.72	43.27		

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)	Quarter ended January 31		
	2006	2005	**% Change**
Operating results			
(millions of dollars)			
Total revenues	**$979**	$983	-
Net income	**217**	239	(9)
Return on common shareholders' equity	**19.9 %**	23.6 %	
Per common share			
Earnings - basic	**$1.28**	$1.39	(8)
Dividends paid	**0.48**	0.42	14
Book value	**25.72**	23.97	7
Stock trading range			
High	**63.90**	49.75	
Low	**58.35**	46.39	
Close	**61.75**	49.19	
Financial position (millions of dollars)	**January 31 2006**	October 31 2005	
Total assets	**$105,276**	$107,598	(2)
Loans and acceptances	**51,235**	50,360	2
Deposits	**64,920**	61,977	5
Subordinated debentures and shareholders' equity	**6,226**	5,699	9
Capital ratios - BIS			
Tier 1	**9.5 %**	9.6 %	
Total	**12.7 %**	12.8 % [1]	
Impaired loans, net of specific and general allowances	**(195)**	(191)	
as a % of loans and acceptances	**(0.4) %**	(0.4) %	
Assets under administration/management	**227,796**	221,132	
Total personal savings	**94,096**	89,647	
Interest coverage	**14.13**	12.71	
Asset coverage	**3.58**	4.73	
Other information			
Number of employees	**16,993**	16,890	1
Number of branches in Canada	**455**	457	-
Number of banking machines	**797**	788	1

[1] Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.

Consolidated Statement of Income

(unaudited) (millions of dollars)	Quarter ended January 31 2006	October 31 2005	January 31 2005
Interest income and dividends			
Loans	**614**	568	509
Securities	**204**	189	179
Deposits with financial institutions	**58**	67	28
	876	824	716
Interest expense			
Deposits	**439**	265	260
Subordinated debentures	**24**	21	26
Other	**135**	134	81
	598	420	367
Net interest income	**278**	404	349
Other income			
Financial market fees	**159**	166	169
Deposit and payment service charges	**50**	52	49
Trading revenues	**166**	12	84
Gains on investment account securities, net	**42**	4	77
Card service revenues	**14**	14	15
Lending fees	**62**	65	58
Acceptances, letters of credit and guarantee	**16**	15	16
Securitization revenues	**40**	51	48
Foreign exchange revenues	**23**	20	18
Trust services and mutual funds	**81**	74	65
Other	**48**	54	35
	701	527	634
Total revenues	**979**	931	983
Provision for credit losses	**17**	-	17
	962	931	966
Operating expenses			
Salaries and staff benefits	**379**	371	367
Occupancy	**47**	48	45
Technology	**93**	94	84
Communications	**18**	22	19
Professional fees	**30**	46	25
Other	**77**	65	73
	644	646	613
Income before income taxes and non-controlling interest	**318**	285	353
Income taxes	**93**	72	107
	225	213	246
Non-controlling interest	**8**	6	7
Net income	**217**	207	239
Dividends on preferred shares	**5**	5	6
Net income available to common shareholders	**212**	202	233
Number of common shares outstanding (thousands)			
Average - basic	**164,903**	165,176	167,693
Average - diluted	**167,781**	167,939	170,164
End of period	**164,313**	165,335	168,049
Net earnings per common share (dollars)			
Basic	**1.28**	1.22	1.39
Diluted	**1.26**	1.20	1.37
Dividends per common share (dollars)	**0.48**	0.44	0.42

Consolidated Balance Sheet

(unaudited) (millions of dollars)	**January 31 2006**	October 31 2005	January 31 2005
ASSETS			
Cash	**250**	227	213
Deposits with financial institutions	**9,234**	10,087	6,823
Securities			
Investment account	**7,129**	6,716	7,442
Trading account	**22,943**	26,336	20,278
	30,072	33,052	27,720
Securities purchased under reverse repurchase agreements	**7,980**	7,023	5,566
Loans			
Residential mortgage	**15,348**	15,677	15,452
Personal and credit card	**10,124**	9,796	8,209
Business and government	**22,749**	22,096	19,153
	48,221	47,569	42,814
Allowance for credit losses	**(454)**	(451)	(520)
	47,767	47,118	42,294
Other			
Customers' liability under acceptances	**3,468**	3,242	2,725
Fair value of trading derivative financial instruments	**2,634**	2,390	2,440
Premises and equipment	**350**	355	346
Goodwill	**662**	662	662
Intangible assets	**178**	178	180
Other assets	**2,681**	3,264	2,734
	9,973	10,091	9,087
	105,276	107,598	91,703
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**27,103**	26,385	24,610
Business and government	**29,640**	29,636	24,999
Deposit-taking institutions	**8,177**	5,956	7,051
	64,920	61,977	56,660
Other			
Acceptances	**3,468**	3,242	2,725
Obligations related to securities sold short	**14,495**	15,504	11,671
Securities sold under repurchase agreements	**7,840**	12,915	7,269
Fair value of trading derivative financial instruments	**2,060**	1,846	2,147
Other liabilities	**5,788**	5,928	4,642
	33,651	39,435	28,454
Subordinated debentures	**1,600**	1,102	1,764
Non-controlling interest	**479**	487	422
Shareholders' equity			
Preferred shares	**400**	400	375
Common shares	**1,573**	1,565	1,563
Contributed surplus	**15**	13	8
Unrealized foreign currency translation adjustments	**(49)**	(26)	4
Retained earnings	**2,687**	2,645	2,453
	4,626	4,597	4,403
	105,276	107,598	91,703

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Quarter ended January 31	
	2006	2005
Preferred shares	**400**	375
Common shares at beginning	**1,565**	1,545
Issuance of common shares		
Dividend Reinvestment and Share Purchase plan	**3**	3
Stock Option Plan	**22**	15
Repurchase of common shares for cancellation (Note 8)	**(17)**	-
Impact of shares acquired or sold for trading purposes	**-**	-
Common shares at end	**1,573**	1,563
Contributed surplus at beginning	**13**	7
Stock option expense (Note 9)	**2**	1
Contributed surplus at end	**15**	**8**
Unrealized foreign currency translation adjustments at beginning	**(26)**	(10)
Gains (losses) on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**(23)**	14
Unrealized foreign currency translation adjustments at end	**(49)**	4
Retained earnings at beginning	**2,645**	2,287
Net income	**217**	239
Impact of initial adoption of AcG-15 "Consolidation of Variable Interest Entities"	**-**	3
Dividends		
Preferred shares	**(5)**	(6)
Common shares	**(80)**	(70)
Premium paid on common shares repurchased for cancellation (Note 8)	**(90)**	-
Retained earnings at end	**2,687**	2,453
Shareholders' equity	**4,626**	4,403

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended January 31	
	2006	2005
Cash flows from operating activities		
Net income	**217**	239
Adjustments for:		
Provision for credit losses	**17**	17
Amortization of premises and equipment	**16**	15
Future income taxes	**4**	(30)
Translation adjustment on foreign currency subordinated debentures	**(2)**	6
Gains on sale of investment account securities, net	**(42)**	(77)
Gains on asset securitizations and other transfers of receivables, net	**(22)**	(25)
Stock option expense	**2**	1
Change in interest payable	**83**	16
Change in interest and dividends receivable	**71**	-
Change in income taxes payable	**48**	46
Change in net fair value amounts of trading derivative financial instruments	**(30)**	56
Change in trading account securities	**3,393**	283
Change in other items	**244**	(1,486)
	3,999	(939)
Cash flows from financing activities		
Change in deposits	**2,943**	3,228
Issuance of subordinated debentures	**500**	350
Issuance of common shares	**25**	18
Repurchase of common shares for cancellation	**(107)**	-
Dividends paid on common shares	**(73)**	(64)
Dividends paid on preferred shares	**(5)**	(6)
Change in obligations related to securities sold short	**(1,009)**	1,467
Change in securities sold under repurchase agreements	**(5,075)**	(913)
Change in other items	**(23)**	14
	(2,824)	4,094
Cash flows from investing activities		
Change in deposits with financial institutions pledged as collateral	**3,007**	(5)
Change in loans	**(1,226)**	(1,390)
Proceeds from securitization of assets and other transfers of receivables	**560**	577
Purchases of investment account securities	**(22,769)**	(5,291)
Sales of investment account securities	**22,398**	5,420
Change in securities purchased under reverse repurchase agreements	**(957)**	(1,070)
Consolidation of assets in accordance with AcG-15	**-**	(132)
Net acquisitions of premises and equipment	**(11)**	(10)
	1,002	(1,901)
Increase in cash and cash equivalents	**2,177**	1,254
Cash and cash equivalents at beginning	**6,276**	5,333
Cash and cash equivalents at end	**8,453**	6,587
Cash and cash equivalents		
Cash	**250**	213
Deposits with financial institutions	**9,234**	6,823
Less: Amount pledged as collateral	**(1,031)**	(449)
	8,453	6,587
Supplementary information		
Interest paid	**515**	351
Income taxes paid	**33**	51

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2006.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2005.

2. Recent Accounting Standards Pending Adoption

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income
In January 2005, the CICA issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

3. Transfers of Receivables

Securitization transactions

CMHC-guaranteed Mortgage loans

The Bank securitizes guaranteed residential mortgage loans through the creation of mortgage-backed securities. The gain before income taxes, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues." The following table summarizes the securitization transactions carried out by the Bank:

Quarter ended January 31	**2006**	2005
Net cash proceeds	**419**	492
Retained interests	**13**	24
Retained servicing liability	**(2)**	(3)
	430	513
Guaranteed residential loans securitized and sold	**425**	494
Gain before income taxes, net of transaction fees	**5**	19
Mortgage-backed securities created and retained included in the item "Securities - investment account"	**275**	-

The key assumptions used to measure the fair value of retained interests at the securitization date for transactions carried out during the quarters ended January 31, 2006and 2005 were as follows:

Guaranteed mortgage loans	**2006**	2005
Weighted average term *(months)*	**30,3**	30,7
Prepayment rate	**20,0** %	20,0 %
Excess spread, net of credit losses	**1,3** %	2,0 %
Expected credit losses	**-**	-
Discount rate	**4,0** %	3,2 %

Other transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administrated by the Bank. The pre-tax gain or loss is carried in the Consolidated Statement of Income under "Other income - Other." The following table summarizes the other transfers carried out by the Bank:

Quarter ended January 31	**2006**	2005
Net cash proceeds	**141**	85
Insured and uninsured mortgage loans sold	**140**	86
Gain (loss) before income taxes	**1**	(1)

4. Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Specific allowances	Net Blance
January 31, 2006				
Residential mortgage	**15,348**	**7**	**2**	**5**
Personal and credit card	**10,124**	**35**	**17**	**18**
Business and government	**22,749**	**217**	**127**	**90**
	48,221	**259**	**146**	**113**
General allowance [1]				**(308)**
Impaired loans, net of specific and general allowances				**(195)**
October 31, 2005				
Residential mortgage	15,677	10	2	8
Personal and credit card	9,796	35	18	17
Business and government	22,096	215	123	92
	47,569	260	143	117
General allowance [1]				(308)
Impaired loans, net of specific and general allowances				(191)

[1] The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowance for Credit Losses

The changes made to allowances during the first quarter are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	Quarter ended **January 31 2006**	Quarter ended January 31 2005
Allowances at beginning	143	241	67	**451**	578
Provision for credit losses	17	-	-	**17**	17
Write-offs	(32)	-	-	**(32)**	(86)
Recoveries	18	-	-	**18**	11
Allowances at end	146	241	67	**454**	520

6. Subordinated Debentures

On November 2, 2005, the Bank issued $500 million of subordinated debentures that mature in 2020. Interest at the annual rate of 4.70% is payable semi-annually on May 2 and November 2 of each year.

7. Pension and Other Employee Future Benefits

	Quarter ended **January 31 2006**	Quarter ended October 31 2005	Quarter ended January 31 2005
Pension benefit expense	**15**	13	12
Other employee future benefit expense	**2**	2	-

8. Capital Stock

Shares outstanding and dividends		Shares		Dividends
	Number of shares	$	$	per share
First preferred shares				
Series 15	8,000,000	200	3	0.3656
Series 16	8,000,000	200	2	0.3031
	16,000,000	400	5	
Common shares	164,312,597	1,573	80	0.4800
		1,973	85	

Repurchase of common shares
On January 23, 2006, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,278,000 common shares over a 12-month period ending no later than January 22, 2007. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. As at January 31, 2006, the Bank had repurchased 20,500 common shares at a cost of $1.3 million, which reduced common share capital by $0.2 million and retained earnings by $1.1 million.

On January 13, 2005, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,400,000 common shares over a 12-month period ended January 12, 2006. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. During the first quarter ended January 31, 2006, the Bank repurchased 1,771,600 common shares at a cost of $106 million, which reduced common share capital by $17 million and retained earnings by $89 million.

9. Stock-Based Compensation

Stock Option Plan
On December 7, 2005, the Bank awarded 943,200 stock options at an exercise price of $61.44 and with an expiry date of December 6, 2015. The fair value of these options on the award date, estimated using the Black-Scholes model, was $12.81. The following assumptions were used: i) a risk-free interest rate of 4.18%, ii) an expected life of the options of 6 years, iii) an expected volatility of 24%, and iv) an expected dividend yield of 5.00%.

As at January 31, 2006, a total of 5,834,742 stock options were outstanding.

Stock Appreciation Rights (SAR) Plan
In December 2005, the Bank awarded 5,400 SARs. As at January 31, 2006, a total of 359,975 SARs were outstanding.

Deferred Stock Unit (DSU) Plan for Officers
In December 2005, the Bank awarded 32,911 DSUs. As at January 31, 2006, a total of 151,509 DSUs for officers were outstanding.

Restricted Stock Unit Plan (RSU)

In December 2005, the Bank awarded 41,073 RSUs. As at January 31, 2006, a total of 108,751 RSUs were outstanding.

10. Segment Disclosures

Quarter ended January 31

		Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
		2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
Net interest income	(1)	**337**	323	**29**	23	**(14)**	58	**(74)**	(55)	**278**	349
Other income	(1)	**192**	179	**185**	169	**291**	214	**33**	72	**701**	634
Total revenues		**529**	502	**214**	192	**277**	272	**(41)**	17	**979**	983
Operating expenses		**326**	306	**155**	151	**151**	154	**12**	2	**644**	613
Contribution		**203**	196	**59**	41	**126**	118	**(53)**	15	**335**	370
Provision for credit losses		**31**	27	**-**	-	**1**	2	**(15)**	(12)	**17**	17
Income before income taxes and non-controlling interest		**172**	169	**59**	41	**125**	116	**(38)**	27	**318**	353
Income taxes	(1)	**58**	57	**19**	14	**41**	40	**(25)**	(4)	**93**	107
Non-controlling interest		**-**	-	**2**	1	**2**	-	**4**	6	**8**	7
Net income (net loss)		**114**	112	**38**	26	**82**	76	**(17)**	25	**217**	239
Average assets		**46,228**	42,381	**917**	856	**64,388**	44,302	**(7,943)**	(5,404)	**103,590**	82,135

Personal and Commercial

The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management

The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets

The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other

The Other heading comprises securitization operations, gains on the sale of operations, certain non-recurring items and the unallocated portion of centralized services.

(1) **Taxable equivalent**

The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable.For all of the operating segments, net interest income was grossed up by $19 million ($16 million in 2005) and other income by $1 million ($1 million in 2005). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

Information for Shareholders and Investors

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.

600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations

600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: www.nbc.ca
General information: telnat@nbc.ca

Quarterly report publication dates for fiscal 2005-2006
Second quarter: May 25, 2006
Third quarter: August 31, 2006
Fourth quarter: November 30, 2006

DISCLOSURE OF 1st QUARTER 2006 RESULTS

Conference Call

- A conference call for analysts and institutional investors will be held on **March 2, 2006 at 1:00 p.m. ET.**
- Access by telephone is **1-866-898-9626** or **(416) 340-2216**
- A recording of the conference call can be heard until March 9, 2006 by calling **1-800-408-3053 or (416) 695-5800**. The access code is **3176654#**.

Webcast:

- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents

- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
  The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar

For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address or telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 12th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
E-mail: **clientele@tbn.bnc.ca**

Direct Deposit Service for Dividends

Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the Transfer Agent, National Bank Trust Inc.

Dividend Reinvestment and Share Purchase Plan

National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

About the National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has more than $105 billion in assets and, together with its subsidiaries, employs 16,993 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

For more information:

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Hélène Baril
Director
Investor Relations
(514) 394-0296


NATIONAL
BANK
OF CANADA

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, ***RÉAL RAYMOND***, President and Chief Executive Officer of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***January 31st, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. **NATIONAL BANK OF CANADA**'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

February 28, 2006

(signed) *Réal Raymond*

RÉAL RAYMOND
President and Chief Executive Officer
National Bank of Canada



FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, ***PIERRE FITZGIBBON***, Senior Vice-President Finance, Technology and Corporate Affairs of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***January 31st, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. **NATIONAL BANK OF CANADA**'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

February 28, 2006

(signed) *Pierre Fitzgibbon*

PIERRE FITZGIBBON
Senior Vice-President Finance, Technology and Corporate Affairs
National Bank of Canada

File No. 82-3764

Report to Shareholders


NATIONAL
BANK
OF CANADA


FIRST QUARTER | 2006

National Bank announces net income of $217 million for the first quarter of 2006

- *Earnings per share of $1.28*
- *Return on common shareholders' equity of 19.9%*
- *Higher revenues and net income at all three of the Bank's business segments*

MONTREAL, March 2, 2006 – National Bank reported net income of $217 million for the first quarter of fiscal 2006, compared to $239 million for the corresponding period of 2005. Earnings per share for the quarter totalled $1.28, as against $1.39 for the same quarter a year earlier. Had it not been for the gain on the disposal of investments in South America in the first quarter of 2005, earnings per share for the first quarter of 2006 would have been 3% higher than the year-earlier period. Return on common shareholders' equity was 19.9% for the first quarter of 2006 versus 23.6% for the corresponding quarter of 2005 or 21.1%, excluding the gain on the disposal of South American investments.

Wealth Management and Financial Markets made significant contributions throughout the quarter. "Wealth Management recorded solid net income growth on the strength of our trust operations and mutual funds. In addition, the improvement in the efficiency ratio enabled Financial Markets to post strong profitability growth in a context of stable revenues," stated Réal Raymond, President and Chief Executive Officer.

	For the quarter ended January 31		
(millions of dollars)	2006	2005	%
Net income			
Personal and Commercial	114	112	+2
Wealth Management	38	26	+46
Financial Markets	82	76	+8
Other	(17)	-	-
Subtotal	217	214	+1
Gain on disposal of investments in South America	-	25	
Total	217	239	-9
Earnings per share	$1.28	$1.39	-8
Less: gain on disposal of investments in South America	-	(0.15)	
Earnings per share excluding gain on disposal of investments	$1.28	$1.24	+3
Return on common shareholders' equity	19.9 %	23.6 %	

Results by Segment

Net income for the Personal and Commercial segment totalled $114 million for the first quarter of 2006, up 2% from $112 million in the corresponding quarter of 2005. The segment recorded sustained growth in total revenues, which was attributable to insurance and foreign exchange activities and an increase in net interest income primarily owing to higher loan volumes. Operating expenses rose chiefly because of the higher cost of salaries and staff benefits, as well as IT development expenses. The segment's contribution before the provision for credit losses and income taxes was $203 million for the quarter, up 3.6% from the same quarter a year earlier. This growth was not, however, fully reflected in net income because of the increase in the provision for credit losses.

Wealth Management net income climbed to $38 million, up 46% from the $26 million recorded for the corresponding period of 2005. Total revenues advanced 11%, owing to increased activity in each of the segment's business units. Operating expenses rose only slightly, making it possible to lower the efficiency ratio from 78.6% in the first quarter of 2005 to 72.4% this quarter.

Financial Markets posted net income of $82 million for the first quarter of 2006 compared to $76 million for the corresponding quarter of 2005. This 8% increase was due primarily to lower operating expenses, as the segment's total revenues for the first quarter of 2006 were virtually unchanged from the year-earlier period.

"Once again, our segment diversification strategy has proven its capacity to generate results," added Mr. Raymond. "The contribution of the Personal and Commercial segment, still very strong, accounts for half of the Bank's net income, while Wealth Management and Financial Markets together make up the remainder. This well-balanced strategy will stand us in good stead for the long term."

Credit Risk

For the first quarter of 2006, the Bank recorded a $17 million specific provision for credit losses, the same amount taken for the year-earlier period. As at January 31, 2006, gross impaired loans stood at $259 million versus $260 million at the end of fiscal 2005. The ratio of gross impaired loans to total adjusted capital and allowances was excellent at 6.7%. Allowances for credit losses at the end of the first quarter of 2006 exceeded gross impaired loans by $195 million compared to $191 million as at October 31, 2005.

Regulatory Capital

As at January 31, 2006, Tier 1 and total capital ratios stood at 9.5% and 12.7%, respectively, compared to 9.6% and 12.8% as at October 31, 2005, taking into account the $500 million debenture issued on November 2, 2005. During the quarter, the Bank repurchased 1.8 million common shares, at a total cost of $107 million, as part of two normal course issuer bids. The issuer bid that expired on January 12, 2006 was replaced with a new repurchase program on January 23, under which the Bank seeks to repurchase 8.3 million common shares. The target repurchase under the previous program was 8.4 million common shares.

Financial Objectives

	Objectives	Results 1st quarter 2006
Growth in earnings per share excluding the gain on disposal of investments in 2005	5% – 10%	3%
Return on common shareholders' equity	16% – 18%	19.9%
Tier 1 capital ratio	More than 8.5%	9.5%
Dividend payout ratio	35% – 45%	37%

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

For more information:

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Hélène Baril
Director
Investor Relations
(514) 394-0296

Management's Discussion and Analysis of Financial Condition and Operating Results

March 2, 2006 – *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the first quarter of 2006. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

Analysis of Results

Consolidated Results

National Bank recorded net income of $217 million in the first quarter of fiscal 2006, compared to $239 million for the corresponding period of 2005. Excluding the gain on the disposal of investments in South America in the first quarter of 2005, net income would have been 1% higher over the same reference period.

Earnings per share reached $1.28 in the first quarter of 2006, as against $1.39 for the year-earlier period. Had it not been for the gain on the disposal of investments, earnings per share would have been 3% higher than in the corresponding quarter of 2005.

Total Revenues

At $979 million, the Bank's total revenues remained relatively stable from the $983 million reported a year earlier. Excluding the $37 million pre-tax gain on the disposal of investments in South America, revenue growth amounted to 4% for the period.

Personal and Commercial net interest income advanced $14 million, or 4.3%, to $337 million for the quarter, owing to higher volumes of consumer and business loans. The spread, which had been narrowing in recent quarters, was stable in the first quarter of 2006 compared to the fourth quarter of 2005.

Taking net interest income and other income into account, trading revenues rose $11 million to $93 million in the first quarter of 2006, primarily due to equity securities. Gains on investment account securities totalling $42 million were down by $35 million because of the gain on the disposal of investments in South America posted in the first quarter of 2005.

Other income from mutual funds and trust services, including Private Investment Management, increased $16 million from the first quarter of 2005 to reach $81 million in the first quarter of 2006. The increase in other income also stemmed from lending fees and foreign exchange revenues, which rose $4 million and $5 million respectively. Securitization revenues, however, amounted to $40 million for the quarter, compared to $48 million in the first quarter of 2005. Financial market fees totalled $159 million in the first quarter of 2006, as against $169 million in the first quarter of 2005, due to a decline in corporate financing.

Operating Expenses

Operating expenses for the first quarter of 2006 were $644 million, up $31 million from the $613 million recorded for the corresponding quarter of 2005. Salaries and staff benefits rose $12 million to $379 million in the first quarter of 2006, representing 59% of operating expenses. The increase was attributable to higher salaries and the cost of staff benefits, owing chiefly to the rise in pension plan costs. Technology expenses were up $9 million to $93 million in the first quarter of 2006. This increase, together with the $5 million increase related to professional fees, stemmed from programs currently being developed to support the business strategy. Lastly, other expenses were $4 million higher in the first quarter of 2006 than in the corresponding period of 2005, mainly due to advertising expenses.

Income Taxes

Income taxes for the first quarter of 2006 totalled $93 million, representing an effective tax rate of 29.2%, compared to $107 million and an effective tax rate of 30.3% for the year-earlier period.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totalled $114 million for the first quarter of 2006, up 2% from $112 million in the corresponding quarter of 2005. Total revenues grew 5.4% to reach $529 million. Total revenues for Personal Banking were $18 million or 5.4% higher due to the $3.2 billion increase in average asset volumes, mainly attributable to consumer loans, but also to residential mortgages and credit card advances. The increase in revenues stemming from the rise in loan volumes was partly offset by the narrower spread on these lending activities. By contrast, the spread on transaction deposits widened due to a rise in interest rates. Insurance revenues rose by 12% at an annualized rate. The $9 million or 5.3% total revenue growth for Commercial Banking was attributable to higher net interest income from the increase in loans and bankers' acceptances as well as foreign exchange revenues, while the spread held steady. Operating expenses for the Personal and Commercial segment were $326 million for the first quarter of 2006 versus $306 million for the year-earlier period, for an increase of 6.5%. Consequently, the efficiency ratio edged up to 61.6% for the first quarter of 2006 from 61.0% for the same period in 2005. The segment's provision for credit losses rose $4 million to $31 million, with provisions for credit cards accounting for over half of the increase.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Wealth Management
Net income for the Wealth Management segment climbed to $38 million for the first quarter of 2006, an increase of 46% versus the $26 million posted in the corresponding quarter of 2005. Total Wealth Management revenues for the quarter were $214 million, up 12% from the first quarter of 2005. Each of the segment's business units contributed to the increase in revenues. Operating expenses were up $4 million or 3% to $155 million for the quarter largely due to IT costs and professional fees.

Financial Markets
The Financial Markets segment posted net income of $82 million for the first quarter of 2006 compared to $76 million for the year-earlier period. Total revenues for the quarter were $277 million, an increase of $5 million over the same quarter in 2005. Changes in the revenue mix accounted for the substantially higher trading revenues and gains on securities in the first quarter of 2006. Financial market fees and revenues from banking services for corporate clients declined however. Operating expenses to the quarter were $151 million, down 2% from $154 million in the first quarter of 2005. The provision for credit losses stood at $1 million as against $2 million in the corresponding quarter of 2005.

Financial Market Revenues

(taxable equivalent basis [1]) (millions of dollars)	Q1 2006	Q1 2005
Trading revenues		
Equity	70	58
Interest rate	13	17
Commodity and foreign exchange	7	3
	90	**78**
Financial market fees	65	75
Gains on securities	42	35
Banking services	33	43
Other	47	41
Total	**277**	**272**

Other
The "Other" heading of segment results recorded a net loss of $17 million for the first quarter of 2006 compared to net income of $25 million for the year-earlier period. The variance was chiefly attributable to the $37 million gain ($25 million net of income taxes) on the disposal of investments in South America in the first quarter of 2005. In addition, gains from securitization activities were down by $14 million, and operating expenses not allocated to the business segments were up.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the first quarter of 2006, cash and cash equivalents increased $2.2 billion compared to an increase of $1.3 billion for the first quarter of 2005. As at January 31, 2006, cash and cash equivalents totalled $8.5 billion versus $6.6 billion the previous year.

Operating activities provided cash of $4.0 billion because of the $3.4 billion decrease in trading account securities. For the corresponding quarter of 2005, operating activities required cash flows of $0.9 billion.

Financing activities required cash of $2.8 billion due to the decrease in securities sold short and securities sold under repurchase agreements partly offset by an increase of deposits of $2.9 billion. For the year-earlier quarter, cash inflows of $4.1 billion were mainly attributable to deposit activities and securities sold short.

Finally, investing activities in the first quarter of 2006 provided cash of $1.0 billion. Investing activities in the corresponding quarter of 2005 required $1.9 billion.

(1) Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 10 to the unaudited interim consolidated financial statements for the impact of the taxable equivalent adjustment to segment results.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Risk Management

Credit Risk

In the first quarter of 2006, the Bank recorded specific provisions for credit losses of $17 million, the same amount taken in the corresponding quarter of 2005. Gross impaired loans stood at $259 million as at January 31, 2006, compared to $260 million at the end of fiscal 2005. The ratio of gross impaired loans to total adjusted capital and allowances was excellent at 6.7%. As at January 31, 2006, allowances for credit losses exceeded gross impaired loans by $195 million versus $191 million as at October 31, 2005, a $4 million improvement. The decrease was largely attributable to our Real Estate sector. However, the increase in impaired commercial loans partly offset this positive effect.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 61 of the 2005 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Balance Sheet

As at January 31, 2006, the Bank had assets of $105.3 billion compared with $107.6 billion at the end of fiscal 2005. Loans and acceptances were up $875 million or 2%. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements decreased $2.8 billion. The table opposite presents the main portfolios.

Average monthly volumes (millions of dollars)	January 2006	October 2005	January 2005
Loans and acceptances*			
Residential mortgages	20,917	20,728	19,846
Consumer loans	8,537	8,283	6,748
Credit card receivables	1,734	1,707	1,652
SME loans	14,568	14,182	13,405
Corporate loans	3,346	3,216	2,707
	49,102	**48,116**	**44,358**
Deposits			
Personal (balance)	27,103	26,385	24,610
Off-balance sheet personal savings (balance)	66,993	63,262	59,527
Business	10,978	11,103	10,485

* including securitized assets

Residential mortgage loans rose steadily during the first quarter of 2006, with the average monthly volume reaching $20.9 billion as against $19.8 billion in the first quarter of 2005. Consumer loans climbed 27% to $8.5 billion, driven by volumes from partnerships and secured lines of credit. The rise in credit card receivables, which were up 5.0% over the previous year to total $1.7 billion as at January 31, 2006, was attributable to increased consumer spending. Business loans continued to grow in the first quarter, with SME loans up 8.7% year over year, representing an average volume of $14.6 billion in the first quarter of fiscal 2006. Average volumes of corporate loans, for their part, rose 23.6% to $3.3 billion.

Personal deposits stood at $27.1 billion as at January 31, 2006, up $2.5 billion or 10.1% from the corresponding quarter of 2005, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at January 31, 2006 totalled $67.0 billion, an increase of $7.5 billion or 13% in a year. The rise was primarily attributable to savings administered by brokerage subsidiaries, with the remainder divided between Private Investment Management and mutual funds.

Trading Activities [1]

(millions of dollars)

Global VaR by risk category	For the quarter ended January 31, 2006				For the quarter ended October 31, 2005			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(5.2)	(7.2)	(3.7)	(1.8)	(3.5)	(7.5)	(4.8)	(2.7)
Foreign exchange	(1.9)	(2.8)	(1.8)	(0.6)	(0.9)	(2.0)	(0.9)	(0.2)
Equity	(6.1)	(6.2)	(4.7)	(3.0)	(5.1)	(5.1)	(4.3)	(2.8)
Commodity	(1.6)	(2.3)	(1.2)	(0.5)	(0.6)	(0.9)	(0.6)	(0.5)
Correlation effect [2]	5.7	8.3	5.6	1.8	5.0	7.6	4.8	2.1
Global VaR	**(9.1)**	**(10.2)**	**(5.8)**	**(4.1)**	**(5.1)**	**(7.9)**	**(5.8)**	**(4.1)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.

(2) The correlation effect is the result of the diversification of types of risk.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Accounting Policies and Estimates

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader is referred to Note 1 and Note 2a to the 2005 annual consolidated financial statements for more information on the significant accounting policies used to prepare financial statements.

There have not been any changes to the Bank's significant accounting policies affecting this quarter.

Details of significant future changes in accounting standards are presented in Note 2 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the interim consolidated financial statements and notes remain essentially unchanged from those described in the 2005 Annual Report.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.5% and 12.7%, respectively, as at January 31, 2006 versus 9.6% and 12.8% as at October 31, 2005, including the $500 million debenture issued on November 2, 2005. During the quarter, the Bank repurchased 1,771,600 common shares under its normal course issuer bid which ended on January 12, 2006, for a total of $106.1 million.

On January 23, 2006, the Bank launched a normal course issuer bid to repurchase for cancellation a maximum of 8,278,000 common shares during the 12-month period ending January 22, 2007. As at January 31, 2006, a total of 20,500 shares had been repurchased for $1.3 million.

In addition, risk-weighted assets rose $3.3 billion or 7.6% chiefly because of higher loan volumes.

Dividends

At its meeting on March 2, 2006, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 48 cents per common share, payable on May 1, 2006 to shareholders of record on March 30, 2006.

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2006	2005				2004			2005	2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Total	Total
Total revenues	$979	$931	$889	$900	$983	$892	$858	$884	$3,703	$3,545
Net income	217	207	207	202	239	192	167	180	855	725
Earnings per share										
Basic	1.28	1.22	1.20	1.17	1.39	1.11	0.95	1.01	4.98	4.10
Diluted	1.26	1.20	1.18	1.15	1.37	1.09	0.94	1.00	4.90	4.05
Dividends per common share	0.48	0.44	0.44	0.42	0.42	0.38	0.38	0.33	1.72	1.42
Return on common shareholders' equity	19.9%	19.4%	19.6%	19.9%	23.6%	19.7%	17.2%	19.0%	20.7%	18.8%
Total assets	$105,276	$107,598	$110,593	$99,917	$91,703	$88,497	$85,481	$86,466		
Impaired loans, net	113	117	114	119	134	160	199	220		
Per common share										
Book value	25.72	25.39	24.70	24.19	23.97	22.87	22.30	21.94		
Stock trading range										
High	63.90	61.47	58.21	55.24	49.75	48.78	45.50	47.93		
Low	58.35	55.87	51.60	48.72	46.39	42.31	42.72	43.27		

Highlights

(unaudited)	Quarter ended January 31 2006	2005	% Change
Operating results			
(millions of dollars)			
Total revenues	$979	$983	–
Net income	217	239	(9)
Return on common shareholders' equity	19.9%	23.6%	
Per common share			
Earnings - basic	$1.28	$1.39	(8)
Dividends declared	0.48	0.42	14
Book value	25.72	23.97	7
Stock trading range			
High	63.90	49.75	
Low	58.35	46.39	
Close	61.75	49.19	

Financial position (millions of dollars)	January 31 2006	October 31 2005	
Total assets	$105,276	$107,598	(2)
Loans and acceptances	51,235	50,360	2
Deposits	64,920	61,977	5
Subordinated debentures and shareholders' equity	6,226	5,699	9
Capital ratios - BIS			
Tier 1	9.5%	9.6%	
Total	12.7%	12.8% (1)	
Impaired loans, net of specific and general allowances	(195)	(191)	
as a % of loans and acceptances	(0.4)%	(0.4)%	
Assets under administration/management	227,796	221,132	
Total personal savings	94,096	89,647	
Interest coverage	14.13	12.71	
Asset coverage	3.58	4.73	
Other information			
Number of employees	16,993	16,890	1
Number of branches in Canada	455	457	–
Number of banking machines	797	788	1

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.

Consolidated Statement of Income

(unaudited) (millions of dollars)	Quarter ended January 31 2006	 October 31 2005	 January 31 2005
Interest income and dividends			
Loans	614	568	509
Securities	204	189	179
Deposits with financial institutions	58	67	28
	876	824	716
Interest expense			
Deposits	439	265	260
Subordinated debentures	24	21	26
Other	135	134	81
	598	420	367
Net interest income	278	404	349
Other income			
Financial market fees	159	166	169
Deposit and payment service charges	50	52	49
Trading revenues	166	12	84
Gains on investment account securities, net	42	4	77
Card service revenues	14	14	15
Lending fees	62	65	58
Acceptances, letters of credit and guarantee	16	15	16
Securitization revenues	40	51	48
Foreign exchange revenues	23	20	18
Trust services and mutual funds	81	74	65
Other	48	54	35
	701	527	634
Total revenues	979	931	983
Provision for credit losses	17	-	17
	962	931	966
Operating expenses			
Salaries and staff benefits	379	371	367
Occupancy	47	48	45
Technology	93	94	84
Communications	18	22	19
Professional fees	30	46	25
Other	77	65	73
	644	646	613
Income before income taxes and non-controlling interest	318	285	353
Income taxes	93	72	107
	225	213	246
Non-controlling interest	8	6	7
Net income	217	207	239
Dividends on preferred shares	5	5	6
Net income available to common shareholders	212	202	233
Number of common shares outstanding (thousands)			
Average - basic	164,903	165,176	167,693
Average - diluted	167,781	167,939	170,164
End of period	164,313	165,335	168049
Earnings per common share (dollars)			
Basic	1.28	1.22	1.39
Diluted	1.26	1.20	1.37
Dividends per common share (dollars)	0.48	0.44	0.42

Consolidated Balance Sheet

(unaudited) (millions of dollars)	January 31 2006	October 31 2005	January 31 2005
ASSETS			
Cash	250	227	213
Deposits with financial institutions	9,234	10,087	6,823
Securities			
Investment account	7,129	6,716	7,442
Trading account	22,943	26,336	20,278
	30,072	33,052	27,720
Securities purchased under reverse repurchase agreements	7,980	7,023	5,566
Loans			
Residential mortgage	15,348	15,677	15,452
Personal and credit card	10,124	9,796	8,209
Business and government	22,749	22,096	19,153
	48,221	47,569	42,814
Allowance for credit losses	(454)	(451)	(520)
	47,767	47,118	42,294
Other			
Customers' liability under acceptances	3,468	3,242	2,725
Fair value of trading derivative financial instruments	2,634	2,390	2,440
Premises and equipment	350	355	346
Goodwill	662	662	662
Intangible assets	178	178	180
Other assets	2,681	3,264	2,734
	9,973	10,091	9,087
	105,276	107,598	91,703
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	27,103	26,385	24,610
Business and government	29,640	29,636	24,999
Deposit-taking institutions	8,177	5,956	7,051
	64,920	61,977	56,660
Other			
Acceptances	3,468	3,242	2,725
Obligations related to securities sold short	14,495	15,504	11,671
Securities sold under repurchase agreements	7,840	12,915	7,269
Fair value of trading derivative financial instruments	2,060	1,846	2,147
Other liabilities	5,788	5,928	4,642
	33,651	39,435	28,454
Subordinated debentures	1,600	1,102	1,764
Non-controlling interest	479	487	422
Shareholders' equity			
Preferred shares	400	400	375
Common shares	1,573	1,565	1,563
Contributed surplus	15	13	8
Unrealized foreign currency translation adjustments	(49)	(26)	4
Retained earnings	2,687	2,645	2,453
	4,626	4,597	4,403
	105,276	107,598	91,703

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Quarter ended January 31	
	2006	2005
Preferred shares	400	375
Common shares at beginning	1,565	1,545
Issuance of common shares		
Dividend Reinvestment and Share Purchase Plan	3	3
Stock Option Plan	22	15
Repurchase of common shares for cancellation (Note 8)	(17)	-
Impact of shares acquired or sold for trading purposes	-	-
Common shares at end	1,573	1,563
Contributed surplus at beginning	13	7
Stock option expense (Note 9)	2	1
Contributed surplus at end	15	8
Unrealized foreign currency translation adjustments at beginning	(26)	(10)
Gains (losses) on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	(23)	14
Unrealized foreign currency translation adjustments at end	(49)	4
Retained earnings at beginning	2,645	2,287
Net income	217	239
Impact of initial adoption of AcG-15 "Consolidation of Variable Interest Entities"	-	3
Dividends		
Preferred shares	(5)	(6)
Common shares	(80)	(70)
Premium paid on common shares repurchased for cancellation (Note 8)	(90)	-
Retained earnings at end	2,687	2,453
Shareholders' equity	4,626	4,403

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended January 31	
	2006	2005
Cash flows from operating activities		
Net income	217	239
Adjustments for:		
Provision for credit losses	17	17
Amortization of premises and equipment	16	15
Future income taxes	4	(30)
Translation adjustment on foreign currency subordinated debentures	(2)	6
Gains on sale of investment account securities, net	(42)	(77)
Gains on asset securitization and other transfers of receivables, net	(22)	(25)
Stock option expense	2	1
Change in interest payable	83	16
Change in interest and dividends receivable	71	-
Change in income taxes payable	48	46
Change in net fair value amounts of trading derivative financial instruments	(30)	56
Change in trading account securities	3,393	283
Change in other items	244	(1,486)
	3,999	(939)
Cash flows from financing activities		
Change in deposits	2,943	3,228
Issuance of subordinated debentures	500	350
Issuance of common shares	25	18
Repurchase of common shares for cancellation	(107)	-
Dividends paid on common shares	(73)	(64)
Dividends paid on preferred shares	(5)	(6)
Change in obligations related to securities sold short	(1,009)	1,467
Change in securities sold under repurchase agreements	(5,075)	(913)
Change in other items	(23)	14
	(2,824)	4,094
Cash flows from investing activities		
Change in deposits with financial institutions pledged as collateral	3,007	(5)
Change in loans	(1,226)	(1,390)
Proceeds from securitization of assets and other transfers of receivables	560	577
Purchases of investment account securities	(22,769)	(5,291)
Sales of investment account securities	22,398	5,420
Change in securities purchased under reverse repurchase agreements	(957)	(1,070)
Consolidation of assets in accordance with AcG-15	-	(132)
Net acquisitions of premises and equipment	(11)	(10)
	1,002	(1,901)
Increase in cash and cash equivalents	2,177	1,254
Cash and cash equivalents at beginning	6,276	5,333
Cash and cash equivalents at end	8,453	6,587
Cash and cash equivalents		
Cash	250	213
Deposits with financial institutions	9,234	6,823
Less: Amount pledged as collateral	(1,031)	(449)
	8,453	6,587
Supplementary information		
Interest paid	515	351
Income taxes paid	33	51

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2006.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2005.

2. Recent Accounting Standards Pending Adoption

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new standards: "Financial Instruments - Recognition and Measurement," "Hedges" and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

3. Transfers of Receivables

Securitization transactions

CMHC-guaranteed Mortgage loans

The Bank securitizes guaranteed residential mortgage loans through the creation of mortgage-backed securities. The gain before income taxes, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues." The following table summarizes the securitization transactions carried out by the Bank:

Quarter ended January 31	2006	2005
Net cash proceeds	419	492
Retained interests	13	24
Retained servicing liability	(2)	(3)
	430	513
Guaranteed residential loans securitized and sold	425	494
Gain before income taxes, net of transaction fees	5	19
Mortgage-backed securities created and retained included in the item "Securities – Investment account"	275	-

The key assumptions used to measure the fair value of retained interests at the securitization date for transactions carried out during the quarters ended January 31, 2006 and 2005 were as follows:

Guaranteed mortgage loans	2006	2005
Weighted average term (months)	30.3	30.7
Prepayment rate	20.0 %	20.0 %
Excess spread, net of credit losses	1.3 %	2.0 %
Expected credit losses	–	–
Discount rate	4.0 %	3.2 %

Other transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administrated by the Bank. The pre-tax gain or loss is carried in the Consolidated Statement of Income under "Other income - Other." The following table summarizes the other transfers carried out by the Bank:

Quarter ended January 31	2006	2005
Net cash proceeds	141	85
Insured and uninsured mortgage loans sold	140	86
Gain (loss) before income taxes	1	(1)

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

4. Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Specific allowances	Net balance
January 31, 2006				
Residential mortgage	**15,348**	**7**	**2**	**5**
Personal and credit card	**10,124**	**35**	**17**	**18**
Business and government	**22,749**	**217**	**127**	**90**
	48,221	**259**	**146**	**113**
General allowance [1]				**(308)**
Impaired loans, net of specific and general allowances				**(195)**
October 31, 2005				
Residential mortgage	15,677	10	2	8
Personal and credit card	9,796	35	18	17
Business and government	22,096	215	123	92
	47,569	260	143	117
General allowance [1]				(308)
Impaired loans, net of specific and general allowances				(191)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowance for Credit Losses

The changes made to allowances during the first quarter are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	Quarter ended January 31 2006	January 31 2005
Allowances at beginning	143	241	67	**451**	578
Provision for credit losses	17	–	–	**17**	17
Write-offs	(32)	–	–	**(32)**	(86)
Recoveries	18	–	–	**18**	11
Allowances at end	146	241	67	**454**	520

6. Subordinated Debentures

On November 2, 2005, the Bank issued $500 million of subordinated debentures that mature in 2020. Interest at the annual rate of 4.70% is payable semi-annually on May 2 and November 2 of each year.

7. Pension and Other Employee Future Benefits

	Quarter ended January 31 2006	October 31 2005	January 31 2005
Pension benefit expense	**15**	13	12
Other employee future benefit expense	**2**	2	–

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

8. Capital Stock

Shares outstanding and dividends	Shares			Dividends
	Number of shares	$	$	per share
First preferred shares				
Series 15	8,000,000	200	3	0.3656
Series 16	8,000,000	200	2	0.3031
	16,000,000	400	5	
Common shares	164,312,597	1,573	80	0.4800
		1,973	85	

Repurchase of common shares

On January 23, 2006, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,278,000 common shares over a 12-month period ending no later than January 22, 2007. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. As at January 31, 2006, the Bank had repurchased 20,500 common shares at a cost of $1.3 million, which reduced common share capital by $0.2 million and retained earnings by $1.1 million.

On January 13, 2005, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,400,000 common shares over a 12-month period ended January 12, 2006. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings. During the first quarter ended January 31, 2006, the Bank repurchased 1,771,600 common shares at a cost of $106 million, which reduced common share capital by $17 million and retained earnings by $89 million.

9. Stock-Based Compensation

Stock Option Plan

On December 7, 2005, the Bank awarded 943,200 stock options at an exercise price of $61.44 and with an expiry date of December 6, 2015. The fair value of these options on the award date, estimated using the Black-Scholes model, was $12.81. The following assumptions were used: i) a risk-free interest rate of 4.18%, ii) an expected life of the options of 6 years, iii) an expected volatility of 24%, and iv) an expected dividend yield of 5.00%.

As at January 31, 2006, a total of 5,834,742 stock options were outstanding.

Stock Appreciation Rights (SAR) Plan

In December 2005, the Bank awarded 5,400 SARs. As at January 31, 2006, a total of 359,975 SARs were outstanding.

Deferred Stock Unit (DSU) Plan for Officers

In December 2005, the Bank awarded 32,911 DSUs. As at January 31, 2006, a total of 151,509 DSUs for officers were outstanding.

Restricted Stock Unit Plan (RSU)

In December 2005, the Bank awarded 41,073 RSUs. As at January 31, 2006, a total of 108,751 RSUs were outstanding.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

10. Segment Disclosures

Quarter ended January 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income [1]	337	323	29	23	(14)	58	(74)	(55)	278	349
Other income [1]	192	179	185	169	291	214	33	72	701	634
Total revenues	529	502	214	192	277	272	(41)	17	979	983
Operating expenses	326	306	155	151	151	154	12	2	644	613
Contribution	203	196	59	41	126	118	(53)	15	335	370
Provision for credit losses	31	27	-	-	1	2	(15)	(12)	17	17
Income before income taxes and non-controlling interest	172	169	59	41	125	116	(38)	27	318	353
Income taxes [1]	58	57	19	14	41	40	(25)	(4)	93	107
Non-controlling interest	-	-	2	1	2	-	4	6	8	7
Net income (net loss)	114	112	38	26	82	76	(17)	25	217	239
Average assets	46,228	42,381	917	856	64,388	44,302	(7,943)	(5,404)	103,590	82,135

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
The Other heading comprises securitization operations, gains on the sale of operations, certain non-recurring items and the unallocated portion of centralized services.

Taxable equivalent

(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $19 million ($16 million in 2005) and other income by $1 million ($1 million in 2005). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

Economic Commentary

Global trade imbalances spark concern

The expansion of the global economy has been accompanied by the creation of large trade imbalances in China and the United States. Unless macroeconomic policies are introduced to reduce the savings rate in Asia, world-wide economic growth could gear down appreciably in 2006 and 2007 as the effect of real estate wealth in the United States wanes. Fortunately, with inflation under control in North America, the central banks will likely put an end to interest rate hikes, thereby avoiding an economic slowdown.

After peaking at 5% in 2004, global economic growth was 4.5% in 2005, a pace well ahead of its long-term trend of 3.5%. However, this performance was driven by the appetites of U.S. consumers and massive investments in China to build an export-oriented production base. Exports currently account for 38% of China's total GDP, up from 25% in 2002, when China became a member of the WTO.

U.S. consumers are a major market for Chinese exports. However, the expansion of real estate wealth, the main driver of strong consumer spending in the United States, is showing signs of tapering off. First-time homebuyers are gradually being squeezed out of the market and the homeownership rate has levelled off. In addition, monetary authorities have issued guidance to better control risks on home equity credit products, particularly those with especially liberal terms, which had come to account for close to one half of all new credit granted to households.

For the above reasons, barring a sudden surge in hiring, we feel that the pace of consumer spending in the United States could slow to roughly 2% in 2006 and 2007. In our opinion, the reconstruction in hurricane-ravaged areas will not be enough to offset this trend and total economic growth will likely fall short of its potential in 2006 and 2007.

We do not believe that the economic upturn in Japan and the euro zone is strong enough to take up the slack. According to our calculations, to offset the anticipated deceleration in U.S. consumer spending, Japanese and European households would have to increase their spending by around 4%. It would be very surprising if this were to happen, given that potential growth in Japan and the euro zone is estimated at 2%.

Fortunately, inflationary expectations in North America continue to be modest. As a result, the Canadian and U.S. central banks will be able to put a quick end to their respective monetary tightening campaigns as soon as the need arises. For this reason, we have not adopted a North American recession as our baseline scenario. This means that the global economy will be able to post growth that, while certainly lower than in 2004 and 2005, should nonetheless be around its long-term trend of 3.5%.

The main risks weighting on the global economy continue to be increasing energy prices and rising interest rates in the event of a crisis in confidence in the greenback.

In Canada

The first to feel the effects of a slowdown in consumer spending south of the border will be the central provinces, especially Ontario. Activity in the automotive industry could stagnate.

In addition, we do not think that businesses have fully adjusted to the new reality of a strong currency and stiff competition from emerging countries. Other adjustments will be needed when the U.S. economy slows down. That is why we believe that job growth in Canada will be less than 1% in 2006 and 2007. During these two years, the economies of Newfoundland and Labrador and Manitoba should grow by close to 2%.

It will, of course, be quite a different story in the western provinces, which will continue to benefit from the energy windfall and the proximity of countries with emerging economies heavily reliant on natural resources. These provinces will see their economies grow by more than 3%. However, the big winner in 2006 will be Newfoundland and Labrador, which should see economic growth of around 5%, boosted by the first full year of oil production at the White Rose and Voisey's Bay sites.

For a more detailed analysis and up-to-date information on the state of the global and local economy, we invite you to consult the following National Bank economic publications:

Economic and Financial Outlook: A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.

Monthly Economic Monitor: An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

Economic Weekly: A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at www.nbc.ca under Economic Analysis in the menu on the right-hand side of the screen.

News Bites

Retail Banking

The new National Bank RRSP Line of Credit

As part of the 2006 RRSP campaign, the Bank has introduced its new RRSP Line of Credit offering clients an attractive and accessible solution to increase their RRSP contributions and invest additional tax-sheltered funds for retirement. Designed exclusively for use with Registered Retirement Savings Plans, the National Bank RRSP Line of Credit offers very flexible use and payment terms.

RRSPs: the Bank's new Strategic Note

National Bank launched its new *Strategic Note*, an investment solution that combines performance and complete principal protection, while offering a potential annual compound return of up to 7.35% over a 6-year term. The *Strategic Note* contains the asset classes needed for optimal diversification in order to capitalize on stock and bond markets. It is the ideal solution for investors with a secure or conservative profile.

Commercial Banking

Address by Tony Meti to the Chambre de commerce et d'industrie de Laval

Tony Meti, Senior Vice-President - Commercial Banking and International, spoke about business transfers at a luncheon conference organized by the *Chambre de commerce et d'industrie de Laval*. He discussed the Bank's Business Transfer program, which offers business owners assistance and advice on all steps involved in transferring a business, from the planning stages to the final financial transaction.

Financial Markets

RBC Capital Markets Canadian Bank CEO Conference

Réal Raymond, President and Chief Executive Officer, spoke at the RBC Capital Markets Canadian Bank CEO Conference held in Toronto on January 11 about the Bank's strategic orientations and its determination to continue creating value for shareholders. His speech focused primarily on opportunities for growth, including those involving insurance products, retail brokerage and partnership programs. With its solid operational strategy, Mr. Raymond remains convinced that the Bank is ideally positioned to continue generating solid growth over the next few years.

Human Resources

Bank Bursary and Summer Employment Program

For a 17th consecutive year, the Bank is encouraging college and university students with a physical or sensory disability to apply for its Bursary and Summer Employment Program. The program was created to provide financial support to these students and allow them to continue their studies while offering a stimulating work experience related to their field of study.

Community

National Bank is committed to the community. Every year, the Bank donates millions of dollars to hundreds of Canadian health, education, community assistance and cultural organizations. Below is a summary of our donations and commitments since November 1:

- $100,000 corporate donation to the *Fondation du Centre hospitalier de l'Université de Montréal*
- $500,000 corporate donation to the *Fondation de l'Hôpital du Sacré-Cœur de Montréal*
- Centraide/United Way campaign: nearly $2 million from an employee campaign and a corporate donation was given to various organizations nationwide
- $250,000 corporate donation to The Lighthouse, Children and Families
- $15,000 corporate donation to the *Fondation du Cégep de Trois-Rivières*
- Close to $275,000 in proceeds from a branch campaign selling piggy banks to clients and employees along with a corporate donation to the *Quebec Breakfast Club*.

Awards, Distinctions and Honors

50 Best Employers in Canada

National Bank is proud to have made the prestigious list of the 50 Best Employers in Canada, for the second year running. This annual list recognizes companies with innovative and engaging human resource practices. It is based on a survey of employees, officers and human resource professionals at participating organizations. This recognition is a testament to the Bank's efforts in recent years to build a dynamic and innovative organization with a focus on individual development. The 50 Best Employers in Canada survey is conducted annually by Hewitt Associates in partnership with *The Globe and Mail*'s Report on Business magazine and the French-language daily *La Presse*.

Allure MasterCard: Flèche d'or

Last June's ad campaign and promotion for the Allure MasterCard was awarded the prestigious *Flèche d'or* prize in the "Financial products and services" category of the 15th edition of the contest, organized by the Relational Marketing Association. The campaign was recognized for its creativity and integrated media approach.

www.nbc.ca

National Bank of Canada
Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General inquiries: **telnat@nbc.ca**

Quarterly report publication dates for fiscal 2005-2006
Second quarter: May 25, 2006
Third quarter: August 31, 2006
Fourth quarter: November 30, 2006

DISCLOSURE OF 1st QUARTER 2006 RESULTS

Conference call:
- A conference call for analysts and institutional investors will be held on **March 2, 2006 at 1:00 p.m. ET.**
- Access by telephone in listen-only mode: **1-866-898-9626** or **(416) 340-2216**
- A recording of the conference call can be heard until March 9, 2006 by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **3176654#**.

Webcast:
- The conference call will be webcast live at **www.nbc.ca/investorrelations.**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, National Bank Trust Inc., at the address or telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 12th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
Email: **clientele@tbn.bnc.ca**

Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the Transfer Agent, National Bank Trust Inc.

Dividend Reinvestment and Share Purchase Plan
National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations



Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

National Bank of Canada is committed to protecting the environment.


certified


processed chlorine-free


100% post-consumer


recyclable


permanent archival


BIO GAS
bio gas energy

File No. 82-3764

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

March 2, 2006 — *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the first quarter of 2006. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

Analysis of Results

Consolidated Results

National Bank recorded net income of $217 million in the first quarter of fiscal 2006, compared to $239 million for the corresponding period of 2005. Excluding the gain on the disposal of investments in South America in the first quarter of 2005, net income would have been 1% higher over the same reference period.

Earnings per share reached $1.28 in the first quarter of 2006, as against $1.39 for the year-earlier period. Had it not been for the gain on the disposal of investments, earnings per share would have been 3% higher than in the corresponding quarter of 2005.

Total Revenues
At $979 million, the Bank's total revenues remained relatively stable from the $983 million reported a year earlier. Excluding the $37 million pre-tax gain on the disposal of investments in South America, revenue growth amounted to 4% for the period.

Personal and Commercial net interest income advanced $14 million, or 4.3%, to $337 million for the quarter, owing to higher volumes of consumer and business loans. The spread, which had been narrowing in recent quarters, was stable in the first quarter of 2006 compared to the fourth quarter of 2005.

Taking net interest income and other income into account, trading revenues rose $11 million to $93 million in the first quarter of 2006, primarily due to equity securities. Gains on investment account securities totalling $42 million were down by $35 million because of the gain on the disposal of investments in South America posted in the first quarter of 2005.

Other income from mutual funds and trust services, including Private Investment Management, increased $16 million from the first quarter of 2005 to reach $81 million in the first quarter of 2006. The increase in other income also stemmed from lending fees and foreign exchange revenues, which rose $4 million and $5 million respectively. Securitization revenues, however, amounted to $40 million for the quarter, compared to $48 million in the first quarter of 2005. Financial market fees totalled $159 million in the first quarter of 2006, as against $169 million in the first quarter of 2005, due to a decline in corporate financing.

Operating Expenses
Operating expenses for the first quarter of 2006 were $644 million, up $31 million from the $613 million recorded for the corresponding quarter of 2005. Salaries and staff benefits rose $12 million to $379 million in the first quarter of 2006, representing 59% of operating expenses. The increase was attributable to higher salaries and the cost of staff benefits, owing chiefly to the rise in pension plan costs. Technology expenses were up $9 million to $93 million in the first quarter of 2006. This increase, together with the $5 million increase related to professional fees, stemmed from programs currently being developed to support the business strategy. Lastly, other expenses were $4 million higher in the first quarter of 2006 than in the corresponding period of 2005, mainly due to advertising expenses.

Income Taxes
Income taxes for the first quarter of 2006 totalled $93 million, representing an effective tax rate of 29.2%, compared to $107 million and an effective tax rate of 30.3% for the year-earlier period.

Results by Segment

Personal and Commercial
Net income for the Personal and Commercial segment totaled $114 million for the first quarter of 2006, up 2% from $112 million in the corresponding quarter of 2005. Total revenues grew 5.4% to reach $529 million. Total revenues for Personal Banking were $18 million or 5.4% higher due to the $3.2 billion increase in average asset volumes, mainly attributable to consumer loans, but also to residential mortgages and credit card advances. The increase in revenues stemming from the rise in loan volumes was partly offset by the narrower spread on these lending activities. By contrast, the spread on transaction deposits widened due to a rise in interest rates. Insurance revenues rose by 12% at an annualized rate. The $9 million or 5.3% total revenue growth for Commercial Banking was attributable to higher net interest income from the increase in loans and bankers' acceptances as well as foreign exchange revenues, while the spread held steady. Operating expenses for the Personal and Commercial segment were $326 million for the first quarter of 2006 versus $306 million for the year earlier period, for an increase of 6.5%. Consequently, the efficiency ratio edged up to 61.6% for the first quarter of 2006 from 61.0% for the same period in 2005. The segment's provision for credit losses rose $4 million to $31 million, with provisions for credit cards accounting for over half of the increase.

Wealth Management

Net income for the Wealth Management segment climbed to $38 million for the first quarter of 2006, an increase of 46% versus the $26 million posted in the corresponding quarter of 2005. Total Wealth Management revenues for the quarter were $214 million, up 12% from the first quarter of 2005. Each of the segment's business units contributed to the increase in revenues. Operating expenses were up $4 million or 3% to $155 million for the quarter largely due to IT costs and professional fees.

Financial Markets

The Financial Markets segment posted net income of $82 million for the first quarter of 2006 compared to $76 million for the year-earlier period. Total revenues for the quarter were $277 million, an increase of $5 million over the same quarter in 2005. Changes in the revenue mix accounted for the substantially higher trading revenues and gains on securities in the first quarter of 2006. Financial market fees and revenues from banking services for corporate clients declined however. Operating expenses to the quarter were $151 million, down 2% from $154 million in the first quarter of 2005. The provision for credit losses stood at $1 million as against $2 million in the corresponding quarter of 2005.

Financial Market Revenues *(taxable equivalent basis [1])* *(millions of dollars)*	**Q1 2006**	**Q1 2005**
Trading revenues		
Equity	70	58
Interest rate	13	17
Commodity and foreign exchange	7	3
	90	**78**
Financial market fees	65	75
Gains on securities	42	35
Banking services	33	43
Other	47	41
Total	**277**	**272**

(1) Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with GAAP. Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures by other companies. Please refer to Note 10 to the unaudited interim consolidated financial statements for the impact of the taxable equivalent adjustment to segment results.

Other

The "Other" heading of segment results recorded a net loss of $17 million for the first quarter of 2006 compared to net income of $25 million for the year-earlier period. The variance was chiefly attributable to the $37 million gain ($25 million net of income taxes) on the disposal of investments in South America in the first quarter of 2005. In addition, gains from securitization activities were down by $14 million, and operating expenses not allocated to the business segments were up.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the first quarter of 2006, cash and cash equivalents increased $2.2 billion compared to an increase of $1.3 billion for the first quarter of 2005. As at January 31, 2006, cash and cash equivalents totalled $8.5 billion versus $6.6 billion the previous year.

Operating activities provided cash of $4.0 billion because of the $3.4 billion decrease in trading account securities. For the corresponding quarter of 2005, operating activities required cash flows of $0.9 billion.

Financing activities required cash of $2.8 billion due to the decrease in securities sold short and securities sold under repurchase agreements partly offset by an increase of deposits of $2.9 billion. For the year-earlier quarter, cash inflows of $4.1 billion were mainly attributable to deposit activities and securities sold short.

Finally, investing activities in the first quarter of 2006 provided cash of $1.0 billion. Investing activities in the corresponding quarter of 2005 required $1.9 billion.

Risk Management

Credit Risk

In the first quarter of 2006, the Bank recorded specific provisions for credit losses of $17 million, the same amount taken in the corresponding quarter of 2005. Gross impaired loans stood at $259 million as at January 31, 2006, compared to $260 million at the end of fiscal 2005. The ratio of gross impaired loans to total adjusted capital and allowances was excellent at 6.7%. As at January 31, 2006, allowances for credit losses exceeded gross impaired loans by $195 million versus $191 million as at October 31, 2005, a $4 million improvement. The decrease was largely attributable to our Real Estate sector. However, the increase in impaired commercial loans partly offset this positive effect.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 61 of the 2005 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended January 31, 2006				For the quarter ended October 31, 2005			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(5.2)	(7.2)	(3.7)	(1.8)	(3.5)	(7.5)	(4.8)	(2.7)
Foreign exchange	(1.9)	(2.8)	(1.8)	(0.6)	(0.9)	(2.0)	(0.9)	(0.2)
Equity	(6.1)	(6.2)	(4.7)	(3.0)	(5.1)	(5.1)	(4.3)	(2.8)
Commodity	(1.6)	(2.3)	(1.2)	(0.5)	(0.6)	(0.9)	(0.6)	(0.5)
Correlation effect[2]	5.7	8.3	5.6	1.8	5.0	7.6	4.8	2.1
Global VaR	**(9.1)**	**10.2)**	**(5.8)**	**(4.1)**	**(5.1)**	**(7.9)**	**(5.8)**	**(4.1)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at January 31, 2006, the Bank had assets of $105.3 billion compared with $107.6 billion at the end of fiscal 2005. Loans and acceptances were up $875 million or 2%. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements decreased $2.8 billion. The table opposite presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**January 2006**	October 2005	January 2005
Loans and acceptances*			
Residential mortgages	20,917	20,728	19,846
Consumer loans	8,537	8,283	6,748
Credit card receivables	1,734	1,707	1,652
SME loans	14,568	14,182	13,405
Corporate loans	3,346	3,216	2,707
	49,102	**48,116**	**44,358**
Deposits			
Personal (balance)	27,103	26,385	24,610
Off-balance sheet personal savings (balance)	66,993	63,262	59,527
Business	10,978	11,103	10,485

*including securitized assets

Residential mortgage loans rose steadily during the first quarter of 2006, with the average monthly volume reaching $20.9 billion as against $19.8 billion in the first quarter of 2005. Consumer loans climbed 27% to $8.5 billion, driven by volumes from partnerships and secured lines of credit. The rise in credit card receivables, which were up 5.0% over the previous year to total $1.7 billion as at January 31, 2006, was attributable to increased consumer spending. Business loans continued to grow in the first quarter, with SME loans up 8.7% year over year, representing an average volume of $14.6 billion in the first quarter of fiscal 2006. Average volumes of corporate loans, for their part, rose 23.6% to $3.3 billion.

Personal deposits stood at $27.1 billion as at January 31, 2006, up $2.5 billion or 10.1% from the corresponding quarter of 2005, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at January 31, 2006 totalled $67.0 billion, an increase of $7.5 billion or 13% in a year. The rise was primarily attributable to savings administered by brokerage subsidiaries, with the remainder divided between Private Investment Management and mutual funds.

Accounting Policies and Estimates

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reader is referred to Note 1 and Note 2a to the 2005 annual consolidated financial statements for more information on the significant accounting policies used to prepare financial statements.

There have not been any changes to the Bank's significant accounting policies affecting this quarter.

Details of significant future changes in accounting standards are presented in Note 2 to the interim consolidated financial statements.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the interim consolidated financial statements and notes remain essentially unchanged from those described in the 2005 Annual Report.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.5% and 12.7%, respectively, as at January 31, 2006 versus 9.6% and 12.8% as at October 31, 2005, including the $500 million debenture issued on November 2, 2005. During the quarter, the Bank repurchased 1,771,600 common shares under its normal course issuer bid which ended on January 12, 2006, for a total of $106.1 million.

On January 23, 2006, the Bank launched a normal course issuer bid to repurchase for cancellation a maximum of 8,278,000 common shares during the 12-month period ending January 22, 2007. As at January 31, 2006, a total of 20,500 shares had been repurchased for $1.3 million.

In addition, risk-weighted assets rose $3.3 billion or 7.6% chiefly because of higher loan volumes.

Dividends

At its meeting on March 2, 2006, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 48 cents per common share, payable on May 1, 2006 to shareholders of record on March 30, 2006.

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2006	2005				2004			2005	2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Total	Total
Total revenues	**$ 979**	$ 931	$ 889	$ 900	$ 983	$ 892	$ 858	$ 884	$ 3,703	$ 3,545
Net income	**$ 217**	$ 207	$ 207	$ 202	$ 239	$ 192	$ 167	$ 180	$ 855	$ 725
Earnings per share										
Basic	**1.28**	1.22	1.20	1.17	1.39	1.11	0.95	1.01	4.98	4.10
Diluted	**1.26**	1.20	1.18	1.15	1.37	1.09	0.94	1.00	4.90	4.05
Dividends per common share	**0.48**	0.44	0.44	0.42	0.42	0.38	0.38	0.33	1.72	1.42
Return on common shareholders' equity	**19.9 %**	19.4 %	19.6 %	19.9 %	23.6 %	19.7 %	17.2 %	19.0 %	20.7 %	18.8 %
Total assets	**$ 105,276**	$ 107,598	$ 110,593	$ 99,917	$ 91,703	$ 88,497	$ 85,481	$ 86,466		
Impaired loans,net	**113**	117	114	119	134	160	199	220		
Per common share										
Book value	**25.72**	25.39	24.70	24.19	23.97	22.87	22.30	21.94		
Stock trading range										
High	**63.90**	61.47	58.21	55.24	49.75	48.78	45.50	47.93		
Low	**58.35**	55.87	51.60	48.72	46.39	42.31	42.72	43.27		

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)	Quarter ended January 31		
	2006	2005	% **Change**
Operating results			
(millions of dollars)			
Total revenues	**$979**	$983	-
Net income	**217**	239	(9)
Return on common shareholders' equity	**19.9** %	23.6 %	
Per common share			
Earnings - basic	**$1.28**	$1.39	(8)
Dividends paid	**0.48**	0.42	14
Book value	**25.72**	23.97	7
Stock trading range			
High	**63.90**	49.75	
Low	**58.35**	46.39	
Close	**61.75**	49.19	
Financial position (millions of dollars)	**January 31 2006**	October 31 2005	
Total assets	**$105,276**	$107,598	(2)
Loans and acceptances	**51,235**	50,360	2
Deposits	**64,920**	61,977	5
Subordinated debentures and shareholders' equity	**6,226**	5,699	9
Capital ratios - BIS			
Tier 1	**9.5** %	9.6 %	
Total	**12.7** %	12.8 % [1]	
Impaired loans, net of specific and general allowances	**(195)**	(191)	
as a % of loans and acceptances	**(0.4)** %	(0.4) %	
Assets under administration/management	**227,796**	221,132	
Total personal savings	**94,096**	89,647	
Interest coverage	**14.13**	12.71	
Asset coverage	**3.58**	4.73	
Other information			
Number of employees	**16,993**	16,890	1
Number of branches in Canada	**455**	457	-
Number of banking machines	**797**	788	1

[1] Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.